EXHIBIT 99.1

ASM: TSX/NYSE American

Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 www.avino.com

NEWS RELEASE

November 6, 2025

AVINO ANNOUNCES Q3 2025 FINANCIAL RESULTS

RECORD NET INCOME, EARNINGS PER SHARE, CASH AND WORKING CAPITAL

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American; FSE: GV6) a long-standing silver producer in Mexico, announces its unaudited consolidated interim financial results for the third quarter of 2025. All amounts are in U.S. dollars unless stated otherwise.

“We are pleased to report another quarter of strong financial performance for Avino,” said David Wolfin, President and CEO. “Our third-quarter results reflect the benefits of improved mill availability and the operational discipline consistently demonstrated by our team. Revenue and profitability were underpinned by higher-than-forecasted tonnes milled and continued gains in plant efficiency. With record cash of $57 million and working capital of $51 million, our balance sheet continues to build strength. With three quarters behind us, we are firmly positioned to achieve our 2025 financial and operational targets, as we expect to remain within our production guidance range of 2.5 - 2.8 million silver equivalent ounces. With solid financial results from the Avino Mine, a strong balance sheet, and continued advancement at La Preciosa, we are on track with our transformational growth strategy.”

Third Quarter 2025 Financial Highlights (compared to Q3 2024)

•	Revenues: Avino realized revenues of $21.0 million, representing an increase of 44% from $14.6 million, primarily the result of increased metal prices and marginally higher ounces sold.

•	Increased Operating Margins: Gross profit (mine operating income) was $9.9 million and represented an increase of 73%.

•	Record Net income: Net income after taxes was $7.7 million, or $0.05 per share, an increase of 559%.

•	Strong EBITDA[3] and Adjusted Earnings[3]: The Company realized earnings before interest, taxes, depreciation and amortization, or EBITDA[3], of $11.5 million, an increase of 200% from $3.8 million. Adjusted earnings[3] were $11.6 million or $0.07 per diluted share, an increase of 134% and 75%, respectively.

•	Record Cash and Working Capital[3]: Avino had $57.3 million in cash at September 30, 2025, and remains debt-free, excluding operating equipment leases and the deferred royalty repurchase payment. Our working capital[3] position of $50.8 million and strong balance sheet will provide the foundation to support our transformational growth plan to become a Mexico-focused mid-tier producer.

•	Increased Cash Flow: Cash flow provided by operating activities was $8.3 million, an increase of 101%. Prior to working capital adjustments, cash flow provided from operating activities was $7.3 million, an increase of 30%.

•	Free Cash Flow Generation[3]: Free cash flow was $5.4 million, excluding La Preciosa capital costs. Inclusive of La Preciosa, free cash flow was $4.5 million.

•	Mine Operating Cash Flow Before Taxes[3]: Avino realized $11.0 million, an increase of 65%.

•	Costs per Ounce: Cash costs per silver equivalent payable ounce sold[1,2,3] were $17.09, and all-in sustaining costs per silver equivalent payable ounce sold[1,2,3] were $24.06, representing increases of 14% and 9%, respectively. Cost per silver equivalent payable ounce sold[1,2,3] calculations were impacted by higher silver prices and lower copper contribution in Q3 2025. Using budget prices from the beginning of 2025 used for the Company’s silver equivalent production guidance, cash costs and all-in sustaining costs per silver equivalent payable ounce sold for Q3 2025 were $15.88 and $22.36, respectively.

Avino Silver & Gold Mines Ltd. – November 6, 2025

AVINO ANNOUNCES Q3 2025 FINANCIAL RESULTS

RECORD NET INCOME, EARNINGS PER SHARE, CASH AND WORKING CAPITAL

Operational and Financial Highlights

HIGHLIGHTS (In US$, unless otherwise noted)	Third Quarter 2025	Third Quarter 2024	Change	YTD 2025	YTD 2024	Change
Operating
Tonnes Milled	188,757	156,512	21%	547,597	467,041	17%
Silver Ounces Produced	263,231	281,831	-7%	812,530	825,420	-2%
Gold Ounces Produced	1,935	1,625	19%	5,933	4,917	21%
Copper Pounds Produced	1,307,429	1,771,250	-26%	4,372,752	4,423,909	-1%
Silver Equivalent Ounces1 Produced	580,780	670,887	-13%	1,904,840	1,916,940	-1%
Concentrate Sales and Cash Costs
Silver Equivalent Payable Ounces Sold2	562,604	525,003	9%	1,806,939	1,672,917	8%
Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$17.09	$14.94	14%	$14.95	$15.35	-3%
All-in Sustaining Cost per Silver Equivalent Payable Ounce1,2,3	$24.06	$22.06	9%	$21.64	$21.61	0%
Financial Operating Performance (in 000’s)
Revenues	$21,042	$14,616	44%	$61,683	$41,796	48%
Mine operating income	$9,905	$5,709	73%	$30,691	$12,745	141%
Net income	$7,702	$1,169	559%	$16,183	$3,008	438%
Earnings before interest, taxes and amortization (“EBITDA”)3	$11,456	$3,816	200%	$28,586	$8,938	220%
Adjusted earnings3	$11,645	$4,980	134%	$30,327	$11,384	166%
Cash provided by operating activities	$8,329	$4,148	101%	$17,437	$7,573	130%
Mine operating cash flow before taxes3	$11,050	$6,664	66%	$33,720	$15,701	115%
Per Share Amounts
Earnings per share - diluted	$0.05	$0.01	400%	$0.10	$0.02	400%
Adjusted earnings per share3	$0.07	$0.04	75%	$0.20	$0.08	150%
Liquidity & Working Capital (in 000’s)
	September 30, 2025	June 30, 2025	Change	September 30, 2025	December 31, 2024	Change
Cash	$57,331	$37,279	54%	$57,331	$27,317	110%
Working capital3	$50,795	$40,615	25%	$50,795	$25,235	101%

3rd Quarter Operating Highlights (Compared to Q3 2024)

•	Continued Elevated Mill Throughput: In Q3 2025, Avino achieved 21% higher mill throughput versus Q3 2024, totalling 188,757 tonnes of material. These throughput levels built of last quarter’s record and were a result of previous upgrades and automation enhancements made by our operations team, demonstrating significant improvements in mill availability.

•	Silver Equivalent Production Decreased 13%: Avino produced 580,780 silver equivalent ounces in Q3 2025, representing a decrease from Q3 of 2024. The decrease was driven by lower feed grades in all three metals (silver, gold and copper), as we moved through a lower grade section of the mine plan and was partially offset by significantly improved mill availability of 21%.

•	Gold Production Increased 19%: Q3 2025 production of 1,935 gold ounces represented a 19% increase compared to Q3 2024. This improved production resulted from the increased tonnes processed, alongside significant improvements in gold recoveries to 74% from 69% in Q3 of 2024.

•	Silver and Copper Production Decreased 7% and 26%: Avino produced 263,231 silver ounces and 1.3 million pounds of copper in Q3 2025, a decrease in both metals from Q3 of 2024. This decrease was result of lower feed grade from certain areas in our planned mine sequencing, which did have an impact on recoveries as well. This was partially offset by significantly improved mill availability of 21%.

Avino Silver & Gold Mines Ltd. – November 6, 2025

AVINO ANNOUNCES Q3 2025 FINANCIAL RESULTS

RECORD NET INCOME, EARNINGS PER SHARE, CASH AND WORKING CAPITAL

TSX Recognition and Index Inclusion

•	On September 9, 2025, Avino announced its inclusion in the Toronto Stock Exchange’s TSX30TM. Avino has distinguished itself by reaching the 5th position on the TSX30 2025 ranking, which is a flagship program recognizing the 30 top-performing TSX stocks on a dividend-adjusted share price appreciation over a three-year period.

•	On September 16, 2025, Avino announced that it has been added to the Market Vectors Junior Gold Miners Index (“MVGDXJTR”) and the VanEck Junior Gold Miners ETF (“GDXJ”), effective at market close on September 19, 2025, pursuant to the GDXJ's semi-annual review and quarterly rebalance.

La Preciosa Development Update

The Gloria and Abundancia veins have been intercepted on the San Fernando ramp that has been driven from surface to Level 3. Over 6,700 tons of mineralized material had been stockpiled as of the end of Q3 2025, and trucking to the Avino Mill for processing is now underway. Subsequent to the end of the quarter we have started processing La Preciosa material through circuit 1, more than one month ahead of schedule. Hiring and training of equipment operators is ongoing and currently employs 70 people working across three shifts. All required mining equipment is on site already and standby equipment has been purchased to ensure continuous operation of site services. Offices and other building infrastructure are also being added. Recent photos showcasing the work at La Preciosa are available on the Avino website — click here to view them.

Royalty & Obligations Repurchase

On August 25, 2025, Avino announced the acquisition of 100% interest of La Preciosa by purchasing and extinguishing all of the outstanding royalties and contingent payment obligations (the “La Preciosa Obligations”) currently held by Deterra Royalties Limited (“Deterra”). The consideration for the La Preciosa Obligations was a $13.25 million upfront payment upon closing, followed by an $8.75 million payment deferred for one year after closing. The deferred payment was already accounted for in the existing royalty agreement with Deterra.

The La Preciosa Obligations are comprised of:

•	a cash payment of US$8.75 million, to be paid no later than 12 months after initial production at La Preciosa;

•	a 1.25% net smelter returns royalty on the Gloria and Abundancia areas of La Preciosa, and a 2.00% gross value returns royalty on all other areas of La Preciosa; and

•	a payment of $0.25 per silver equivalent ounce (subject to inflationary adjustment) of new mineral reserves (as defined by NI 43-101) discovered and declared outside of the current mineral resource area at La Preciosa, subject to a cap of $50 million, with any such payments to be credited against any existing or future payments owing on the gross value returns royalty.

The La Preciosa Obligations were initially issued to Coeur Mining, Inc. (“Coeur”) in connection with the acquisition of La Preciosa by Avino in March 2022. Details of the Company’s acquisition of La Preciosa are available on the Company’s website here. Following the acquisition, Coeur sold the La Preciosa Obligations to Trident Royalties Plc (“Trident”) in May 2023, with Deterra subsequently acquiring the La Preciosa Obligations by way of its acquisition of Trident in September 2024.

Exploration & Confirmatory Drilling

On August 18, 2025 and October 27, 2025, Avino announced the results of eight drill holes from La Preciosa which were drilled to twin previous drilling. Assay results for the intercepts of the La Gloria and Abundancia veins were very positive and are shown in the highlights below.

Avino Silver & Gold Mines Ltd. – November 6, 2025

AVINO ANNOUNCES Q3 2025 FINANCIAL RESULTS

RECORD NET INCOME, EARNINGS PER SHARE, CASH AND WORKING CAPITAL

Selected Intercept Highlights:

•	Hole PMLP 25-03: 1,638 g/t Ag and 1.92 g/t Au over 7.90 metres true width
•	○	including 15,352 g/t Ag and 1.55 g/t Au over 0.37 metres true width
•	Hole PMLP 25-04: 544 g/t Ag and 0.46 g/t Au over 6.42 metres true width
•	○	including 1,739 g/t Ag and 0.74 g/t Au over 0.66 metres true width
•	Hole PMLP 25-06: 787 g/t Ag and 0.51 g/t Au over 5.22 metres true width
•	○	including 3,206 g/t Ag and 1.02 g/t Au over 0.77 metres true width
•	Hole PMLP 25-08 at Gloria: 306 g/t Ag and 1.15 g/t Au over 3.98 metres true width
•	○	including 699 g/t Ag and 5.80 g/t Au over 0.63 metres true width
•	Hole PMLP 25-08 at Abundancia: 463 g/t Ag and 0.61 g/t Au over 4.00 metres true width
•	○	including 642 g/t Ag and 0.60 g/t Au over 0.95 metres true width

The variation of grades and thicknesses within relatively short distances (under 10 metres) compared with previously drilled intercepts were expected due to the “pinch and swell” geometry of the La Preciosa veins and the high nugget effects. The drill results exceeded grade expectations and verified the geometry of the current vein-based resource model. Higher grades intersected in the northern portion of the La Gloria Vein (in hole PMLP-25-02) are expected to continue further to the North and warrant additional step-out drilling to potentially expand the mineral resource defined on the shallow La Gloria Vein.

Assays were received on eight (8) holes totalling approximately 2,000 metres drilled at La Preciosa, intersecting the La Gloria vein in all eight holes, the Abundancia vein in seven holes, and additional unnamed and splay veins in four of the holes. Assays were processed under Avino’s standard QA/QC program, with no indications of bias or contamination detected. Unlike the Avino Mine, the La Preciosa deposit contains no notable copper mineralization, so no copper values are reported.

2025 Capital Expenditures

Capital expenditures, including lease and loan payments on equipment, and excluding the repurchase of the La Preciosa royalties and associated obligations, for the year-to-date period in 2025, were $11.4 million, compared to $6.5 million for the same period in 2024, on track for our capital expenditure guidance previously disclosed in our 2025 outlook news release.

ESG Initiatives

Avino follows the ESG Standards and the United Nations Sustainable Development goals. There are 17 Sustainable Development Goals (SDGs). Avino’s efforts throughout the quarter contributed to progress on multiple SDG’s reflecting our ongoing commitment to responsible and sustainable development.

Avino continued developing activities focused on strengthening community ties, improving basic infrastructure, facilitating access to social support programs, and supporting long-term institutional and strategic projects.

Mexican nationals account for 100% of our mine work force. Currently, we provide approximately 559 direct jobs which includes contractors, workers at the mine site and in our Durango offices.

Qualified Person

Peter Latta, P. Eng, MBA, VP Technical Services, Avino, who is a qualified person within the context of National Instrument 43-101, has reviewed and approved the technical data in this news release.

Non-IFRS Accounting Standards Measures

The financial results in this news release include references to non-IFRS Accounting Standards measures. These measures are used by the Company to manage and evaluate the operating performance of the Company’s mining operations and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS. For a reconciliation of non-GAAP and GAAP measures, please refer to the “Non-IFRS Accounting Standards Measures” section of the Company’s MD&A dated November 6, 2025 for the nine months ended September 30, 2025, which is incorporated by reference within this news release and available on SEDAR+ at www.sedarplus.ca.

The earnings should be read in conjunction with the Company’s Financial Statements and Management’s Discussion and Analysis (“MD&A”) for the corresponding period, which can be viewed on the Company’s website at www.avino.com, or on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov.

Avino Silver & Gold Mines Ltd. – November 6, 2025

AVINO ANNOUNCES Q3 2025 FINANCIAL RESULTS

RECORD NET INCOME, EARNINGS PER SHARE, CASH AND WORKING CAPITAL

Conference Call and Webcast

A conference call to discuss the Company’s Q3 2025 operational and financial results will be held on Friday, November 7, 2025, at 8:00 a.m. PT / 11:00 a.m. ET. To participate in the conference call or follow the webcast, please see the details below.

Shareholders, analysts, investors, and media are invited to join the webcast and conference call by logging in here Avino’s Q3 2025 Financial Results or by dialing the following numbers five to ten minutes prior to the start time.

•	Toll Free: 888-506-0062

•	International: +1 973-528-0011

•	Participant Access Code: 530885

Participants will be greeted by an operator and asked for the access code. If a caller does not have the code, they can reference the company name. Participants will have the opportunity to ask questions during the Q&A portion.

The conference call and webcast will be recorded, and the replay will be available on the Company’s website later that day.

About Avino

Avino is a silver producer from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver, gold and copper production remains unhedged. The Company intends to maintain long-term sustainable and profitable mining operations to reward shareholders and the community alike through our growth at the historic Avino Property and the strategic acquisition of the adjacent La Preciosa which was finalized in Q1 2022. Early in 2024, the Pre-feasibility Study on the Oxide Tailings Project was completed. This study is a key milestone in our growth trajectory. Avino has been included in the Toronto Stock Exchange’s 2025 TSX30™. Avino has distinguished itself by reaching the 5th position on the TSX30 2025 ranking. As part of Avino’s commitment to adopting sustainable practices, we have been operating a dry-stack tailings facility for more than two years with excellent results. We are committed to managing all business activities in a safe, environmentally responsible, and cost-effective manner, while contributing to the well-being of the communities in which we operate. We encourage you to connect with us on X (formerly Twitter) at @Avino_ASM and on LinkedIn at Avino Silver & Gold Mines. To view the Avino Mine VRIFY tour, please click here.

For Further Information, Please Contact:

Investor Relations

Tel: 604-682-3701

Email: IR@avino.com

This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the mineral resource estimate for the Company’s Avino Property, including La Preciosa, located near Durango in west-central Mexico (the “Avino Property”) with an effective date of October 16, 2023 and can be viewed within Avino’s latest technical report dated February 5, 2024 for the Pre-feasibility Study and references to to Measured, Indicated Resources, and Proven and Probable Mineral Reserves referred to in this press release. This information and these statements, referred to herein as “forward-looking statements” are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the estimated amount and grade of mineral reserves and mineral resources, including the cut-off grade; (ii) estimates of the capital costs of constructing mine facilities and bringing a mine into production, of operating the mine, of sustaining capital, of strip ratios and the duration of financing payback periods; (iii) the estimated amount of future production, both ore processed and metal recovered and recovery rates; (iv) estimates of operating costs, life of mine costs, net cash flow, net present value (NPV) and economic returns from an operating mine; and (v) the completion of the full Technical Report, including a Preliminary Economic Assessment, and its timing. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Avino Silver & Gold Mines Ltd. – November 6, 2025

AVINO ANNOUNCES Q3 2025 FINANCIAL RESULTS

RECORD NET INCOME, EARNINGS PER SHARE, CASH AND WORKING CAPITAL

Cautionary note to U.S. Investors concerning estimates of Mineral Reserves and Mineral Resources

All reserve and resource estimates reported by Avino were estimated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards. The U.S. Securities and Exchange Commission (“SEC”) now recognizes estimates of “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources” and uses new definitions of “proven mineral reserves” and “probable mineral reserves” that are substantially similar to the corresponding CIM Definition Standards. However, the CIM Definition Standards differ from the requirements applicable to US domestic issuers. US investors are cautioned not to assume that any “measured mineral resources,” “indicated mineral resources,” or “inferred mineral resources” that the Issuer reports are or will be economically or legally mineable. Further, “inferred mineral resources” are that part of a mineral resource for which quantity and grade are estimated on the basis of limited geologic evidence and sampling. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Footnotes:

1.

In Q3 2025, AgEq was calculated using metal prices of $39.38 per oz Ag, $3,454 per oz Au and $4.45 per lb Cu. In Q3 2024, AgEq was calculated using metals prices of $29.42 oz Ag, $2,476 oz Au and $4.18 lb Cu. For YTD 2025, AgEq was calculated using metal prices of $34.98 per oz Ag, $3,199 per oz Au and $4.34 per lb Cu. For YTD 2024, AgEq was calculated using metal prices of $27.21 oz Ag, $2,295 oz Au and $4.15 lb Cu. Calculated figures may not add up due to rounding.

2.

“Silver equivalent payable ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, before penalties, treatment charges, and refining charges, multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

3.

Non-IFRS Accounting Standard measure. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning under IFRS Accounting Standards and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Accounting Standards Measures section of the Company’s MD&A for further information and detailed reconciliations.